March 17, 2025

Debra McCann
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

       Re: Unisys Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-08729
Dear Debra McCann:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

1. We note that you disclose various sales metrics including total contract value (TCV),
       TCV ex-L&S new business and renewals and TCV L&S in your Form 8-K earnings
       releases and investor presentations. Please tell us what consideration was given to disclosing these measures in your MD&A or tell us what measures management uses to monitor your ability to retain and grow existing customers across your business and include a quantified discussion of such measures. Refer to SEC Release No. 33-
       10751.
 March 17, 2025
Page 2
2.     We note that you disclose and discuss extensively L&S and ex-L&S revenue
and
       gross profit in your earnings releases, calls and investor presentations which would appear to indicate that management believes that this is useful information to an
       investor and that it provides insight into management   s perspective on
the company   s
       business performance. Please tell us what consideration was given to disclosing this information in your results of operations section of your MD&A. Refer to
Item 303(a)
       of Regulation S-K. As part of your response, please explain to us the products and types of revenues included in L&S.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology